              INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT



                       MANAGEMENT'S DISCUSSION & ANALYSIS
                                       AND
                    CONDENSED QUARTERLY FINANCIAL STATEMENTS
                                DECEMBER 31, 2002

                                   (UNAUDITED)

CONTENTS

DECEMBER 31, 2002

MANAGEMENT'S DISCUSSION AND ANALYSIS


FINANCIAL STATEMENT REPORTING      2

MANAGEMENT REPORTING       2

CURRENT VALUE BASIS       3

EQUITY-TO-LOANS       5

RESULTS OF OPERATIONS       6



IBRD CONDENSED FINANCIAL STATEMENTS


BALANCE SHEET     8

STATEMENT OF INCOME     9

STATEMENT OF COMPREHENSIVE INCOME     10

STATEMENT OF CHANGES IN RETAINED EARNINGS      10

STATEMENT OF CASH FLOWS       11

NOTES TO FINANCIAL STATEMENTS      12

REVIEW REPORT OF INDEPENDENT ACCOUNTANTS      16

MANAGEMENT'S DISCUSSION AND ANALYSIS

This document should be read in conjunction with the International Bank for Reconstruction and Development's (IBRD) financial statements and management's discussion and analysis issued for the fiscal year ended June 30, 2002 (FY
2002). IBRD undertakes no obligation to update any forward-looking statements made in such documents.

FINANCIAL STATEMENT REPORTING

IBRD prepares its financial statements in accordance with generally accepted accounting principles (GAAP) in the United States of America and International Financial Reporting Standards (together referred to in this document as the `reported basis').

As allowed by the applicable U.S. and international derivatives accounting standards (herein referred to as `FAS 133') IBRD has marked all derivative instruments, as defined by these standards, to fair value, with changes in the fair value being recognized immediately in earnings.

Although these standards allow hedge accounting for certain qualifying hedging relationships, IBRD has elected not to define any qualifying hedging relationships since the application of FAS 133 qualifying hedge criteria would not make fully evident the risk management strategy that IBRD employs.

MANAGEMENT REPORTING

For management reporting purposes, IBRD prepares current value financial statements as described in the Current Value Basis section of this document.

IBRD believes that a current value presentation better reflects the economic value of all of its financial instruments. The basis for the current value model is the present value of expected cash flows, based on an appropriate discount rate and incorporating market data. The current value financial statements do not purport to present the net realizable, liquidation, or market value of IBRD as a whole.

TABLE 1 presents selected financial data on three bases: a current value basis, a reported basis, and a pre-FAS 133 reported basis.


TABLE 1:  SELECTED FINANCIAL DATA

In millions of U.S. dollars
--------------------------------------------------------------------------------------------------
                                                          Year to Date             Full Year
                                                   ------------------------      ------------
                                                      FY 2003        FY 2002        FY 2002
                                                  ---------------------------------------------

Current Value Basis
Net Income                                            1,283           1,321          2,853
   of which current value adjustment                    477             286            881
Average Interest-earning Assets                     152,150         154,356        153,116
Net Return on Average Interest-earning Assets          1.67%           1.70%          1.86%
Return on Loans                                        7.96%           6.39%          7.89%
Return on Investments                                  2.27%           3.58%          3.13%
Cost of Borrowings                                     5.85%           4.84%          5.76%

Reported Basis

Net Income                                            3,847           1,848          2,778
Operating Income                                        807             995          1,924
Average Interest-earning Assets                     146,444         149,063        148,205
Net Return on Average Interest-earning Assets
   before the effects of FAS 133                       1.09%           1.32%          1.30%
   after the effects of FAS 133                        5.21%           2.46%          1.87%
Return on Loans                                        5.02%           5.87%          5.60%
Return on Investments                                  1.86%           3.55%          2.87%
Cost of Borrowings
   before the effects of FAS 133                       3.40%           4.61%          4.23%
   after the effects of FAS 133                       (2.01)%          3.22%          3.53%

--------------------------------------------------------------------------------------------------

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CURRENT VALUE BASIS

The Condensed Current Value Balance Sheets in TABLE 2 present IBRD's estimates of the economic value of its financial assets and liabilities, after considering interest rate, currency and credit risks. The current year's Condensed Current Value Balance Sheet is presented with a reconciliation to the reported basis.

IBRD's Condensed Current Value Comprehensive Statements of Income, with a reconciliation to the reported basis for the six months ended December 31, 2002, are presented in TABLE 3.

A summary of the effects on net income of the current value adjustments in the balance sheet is presented in TABLE 4.

TABLE 2: CONDENSED CURRENT VALUE BALANCE SHEETS AT DECEMBER 31, 2002 AND JUNE 30, 2002


In millions of U.S. dollars
--------------------------------------------------------------------------------------------------
                                                December 31, 2002                   June 30, 2002
                              ---------------------------------------------------------------------
                                Reported     Reversal of     Current     Current     Current Value
                                 Basis        FAS 133         Value       Value          Basis
                                              Effects       Adjustment    Basis
                              ------------   -----------    ----------   ----------  -------------

Cash                              1,946                                    1,946         1,083
Investments                      26,212                                   26,212        26,076
Loans Outstanding               120,807                       6,222      127,029       126,454
Less Accumulated Provision
   for Loan Losses and
   Deferred Loan Income          (5,804)                                  (5,804)       (5,514)
Swaps Receivable
   Investments                    8,949                                    8,949         9,932
   Borrowings                    71,015       (5,960)         5,960       71,015        66,052
   Other Asset/Liability            727           (1)             1          727           727
Other Assets                      7,309                        (460)       6,849         7,327
                              ------------   -----------    ----------   ----------   ----------
      Total Assets              231,161       (5,961)        11,723      236,923       232,137
                              ============   ===========    ==========   ==========   ==========
Borrowings                      109,806          210          8,090      118,106       114,502
Swaps Payable
   Investments                    9,899                                    9,899        10,819
   Borrowings                    68,701       (1,897)         1,897       68,701        66,994
   Other Asset/Liability            772            1             (1)         772           758
Other Liabilities                 6,118                                    6,118         6,598
                              ------------   -----------    ----------   ----------   ----------
Total Liabilities               195,296       (1,686)         9,986      203,596       199,671
Paid in Capital                  11,478                                   11,478        11,476
Retained Earnings and
   Other Equity                  24,387       (4,275)         1,737       21,849        20,990
                              ------------   -----------    ----------   ----------   ----------
      Total Liabilities and

         Equity                 231,161       (5,961)        11,723      236,923       232,137
                              ============   ===========    ==========   ==========   ==========
--------------------------------------------------------------------------------------------------

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

TABLE 3: CONDENSED CURRENT VALUE COMPREHENSIVE STATEMENTS OF INCOME FOR THE SIX
MONTHS ENDED DECEMBER 31

In millions of U.S. dollars
---------------------------------------------------------------------------------------------------------
                                                       2002                             2001

                                                                                          Year to Date
                                 Year to Date    Adjustments        Year to Date         Current Value
                                  Reported       to Current         Current Value        Comprehensive
                                    Basis          Value         Comprehensive Basis         Basis
                                 ------------   --------------  ---------------------  ----------------

Income from Loans                  3,092                             3,092                  3,652
Income from Investments, net         227              (1)              226                    504
Other Income                          95                                95                    127
                                 ------------   --------------  ---------------------  ----------------
   Total Income                    3,414              (1)            3,413                  4,283
                                 ------------   --------------  ---------------------  ----------------
Borrowing Expenses                 1,930                             1,930                  2,755
Administrative Expenses              487                               487                    434
Provision for Loan Losses            186            (186)                -                      -
Other Expenses                         4                                 4                      5
                                 ------------   --------------  ---------------------  ----------------
   Total Expenses                  2,607            (186)            2,421                  3,194
                                 ------------   --------------  ---------------------  ----------------
Operating Income                     807             185               992                  1,089
Current Value Adjustments                            477               477                    286
Provision for Loan Losses--
   Current Value                                    (186)             (186)                   (54)
Effects of Applying FAS 133        3,040          (3,040)                -                       -
                                 ------------   --------------  ---------------------  ----------------
Net Income                         3,847          (2,564)            1,283                  1,321
                                 ============   ==============  =====================  ================



---------------------------------------------------------------------------------------------------------
TABLE 4: SUMMARY OF CURRENT VALUE ADJUSTMENTS

In millions of U.S. dollars
------------------------------------------------------------------------------------------------------------------------------------

                                                                                            Total Income Statement Effect
                                                                                              For the Six Months Ended
                            Balance Sheet Effects as of December 31, 2002                            December 31
                           ----------------------------------------------                    -------------------------
                                                           Other Asset        Less Prior
                              Loans        Borrowings       /Liability      Years' Effects       2002          2001
                             ---------   --------------   --------------  -----------------  -----------    ----------

Total Current Value
   Adjustments on
   Balance Sheet              6,222         (4,487)              2         (1,368)              369            324
Unrealized Gains
(Losses) on
Investments                                                                                       1            (40)
Currency Translation
   Adjustment                                                                                   107              2
                                                                                             ----------    ---------
Total Current Value
   Adjustments                                                                                  477            286
                                                                                             ==========    =========
------------------------------------------------------------------------------------------------------------------------------------

a. UNREALIZED GAINS (LOSSES) ON THE INVESTMENT PORTFOLIO HAVE BEEN MOVED FROM OPERATING INCOME UNDER THE REPORTED BASIS AND INCLUDED AS PART OF CURRENT VALUE ADJUSTMENTS FOR CURRENT VALUE REPORTING.
b. THE CURRENCY TRANSLATION EFFECTS HAVE BEEN MOVED FROM OTHER COMPREHENSIVE INCOME UNDER THE REPORTED BASIS AND INCLUDED IN COMPREHENSIVE CURRENT VALUE NET INCOME FOR PURPOSES OF CURRENT VALUE REPORTING.

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CONDENSED CURRENT VALUE BALACE SHEETS

LOAN PORTFOLIO

All of IBRD's loans are made to or guaranteed by countries that are members of IBRD. IBRD does not currently sell its loans, nor does management believe there is a market for loans comparable to those made by IBRD. The current value amount of loans incorporates management's best estimate of the probable expected cash flows of these instruments to IBRD.

The current value of all loans is based on a discounted cash flow method. The estimated cash flows from principal repayments and interest are discounted using the applicable market yield curves for IBRD's funding cost, plus IBRD's lending spread, adjusted for interest waivers.

The current value also includes IBRD's assessment of the appropriate credit risk, considering various factors including its history of repayments from borrowers. To recognize the risk inherent in the portfolio, IBRD adjusts the current value of its loans through its loan loss provision.

The $6,222 million ($4,865 million--June 30, 2002) positive adjustment to IBRD's loan balance from the reported basis to the current value basis reflects the fact that the loans in the portfolio, on average, carry a higher rate of interest than the present discount rate. The present discount rate represents the rate at which IBRD would currently originate a similar loan.

INVESTMENT PORTFOLIO

Under both the reported and current value basis, the investment securities and related financial instruments held in IBRD's trading portfolio are carried and reported at fair values. Therefore, for the investment portfolio, no current value adjustment is necessary. Fair value is based on market quotations; instruments for which market quotations are not readily available have been valued using market-based methodologies and market information.

BORROWINGS PORTFOLIO

The current value of the borrowings portfolio, including related financial derivatives, is calculated based on market data using market-based methodologies. The current value of IBRD's instruments in this portfolio is predominantly based on discounted cash flow techniques. The $4,487 million ($3,499 million--June 30, 2002) increase in the borrowings portfolio due to current value adjustments results from the fact that the average cost of the borrowings portfolio is higher than the rate at which IBRD could currently obtain funding.

CURRENT VALUE COMPREHENSIVE STATEMENTS OF INCOME

CURRENT VALUE ADJUSTMENTS

The net current value adjustment of $477 million for the six months ended December 31, 2002 ($286 million--December 31, 2001) as shown in TABLE 4 represents the year-to-date change in the current value of all of IBRD's financial instruments. The current value adjustment reflects changes in both interest rates and currency exchange rates.

During the first six months of both FY 2003 and FY 2002, there was a net increase in the current value adjustments on the balance sheet due to movements in interest rates, as the downward shift in market reference interest rates was greater than the decrease in the average yield on IBRD's net assets. The current value adjustment due to interest rates for the first six months of FY 2003 was $45 million higher than for the same period in FY 2002. This is because, on average, the spread between the decrease in market yield and the decrease in contractual yield was higher during the first six months of FY 2003 than for the same period in FY 2002.

The current value adjustment is also affected by changes in exchange rates. During the first six months of FY 2003, the euro appreciated significantly against the U.S. dollar, while the Japanese yen depreciated slightly. The net effect of the fluctuations in these currencies was an increase of $107 million in the value of net assets. In contrast, during the first six months of FY 2002, the appreciation of the euro against the U.S. dollar was mostly offset by the depreciation of the Japanese yen, thereby resulting in a minor positive net currency translation adjustment of only $2 million.

EQUITY-TO-LOANS

The equity-to-loans ratio is a summary statistic that IBRD uses as one measure of the adequacy of its risk-bearing capacity. IBRD also uses a stress test as a measure of income generating capacity and capital adequacy. TABLE 5 presents this ratio computed on the current value basis, as well as on the reported basis, before the effects of FAS 133.

IBRD's equity supports its risk-bearing capacity for its lending operations. IBRD strives to immunize its risk-bearing capacity from fluctuations in interest and exchange rates. Therefore, IBRD uses the equity-to-loans ratio (on a current value basis) as one tool to monitor the sensitivity of its risk-bearing capacity to movements in interest and exchange rates. To the extent that the duration of its equity capital is matched to that of its loan portfolio, this ratio is protected against interest rate movements. To the extent that the currency composition of its equity capital is matched with that of its loan portfolio, this ratio is protected from exchange rate movements.

As presented in TABLE 5, IBRD's equity-to-loans ratio was higher at December 31, 2002 than at December 31, 2001 due, in part, to the allocation of FY 2002 net income to General Reserve. As the credit risk outlook of the loan portfolio had deteriorated at June 30, 2002, due to adverse factors affecting some of its borrowers, IBRD considered it prudent to increase general reserves in the medium term in order to improve its risk-bearing capacity. For the period from June 30, 2002 to December 31, 2002, IBRD maintained a relatively stable equity-to-loans ratio on a current value basis.


Table 5:  Equity-to-Loans

In millions of U.S. dollars
-------------------------------------------------------------------------------------------------------------------------
                                                       December 31, 2002    June 30, 2002      December 31, 2001
                                                      -------------------  ----------------   --------------------

Current Value Basis
Equity Used in Equity-to-Loans Ratio                        28,849              28,269              26,033
Loans and Guarantees Outstanding, net of
   Accumulated Provision for Loan Losses and
   Deferred Loan Income                                    122,386             122,363             122,153
Equity-to-Loans                                              23.57%              23.10%              21.31%
Reported Basis
Equity-to-Loans                                              23.34%              22.90%              21.24%

-------------------------------------------------------------------------------------------------------------------------

a. THE JUNE 30, 2002 EQUITY INCLUDES AN AMOUNT REPRESENTING THE ALLOCATION OF FY 2002 NET INCOME TO GENERAL RESERVE APPROVED BY THE EXECUTIVE DIRECTORS ON AUGUST 8, 2002.
b.   EXCLUDES THE EFFECTS OF FAS 133.

RESULTS OF OPERATIONS

To a large extent, the change in IBRD's net income was affected by changes in the credit quality of the loan portfolio and the interest rate environment.

INTEREST RATE ENVIRONMENT

During the first six months of FY 2003, interest rates for most currencies were significantly lower than those in FY 2002. In addition, while interest rates declined during the first six months of FY 2003, there was a steeper decline in interest rates during the same period in FY 2002. FIGURE 1 illustrates these general trends for short-term (six-month LIBOR) U.S. dollar rates.

FIGURE 1: SIX-MONTH LIBOR INTEREST RATES-U.S. DOLLAR

[GRAPH]

OPERATING INCOME

IBRD's operating income is broadly comprised of a spread on interest-earning assets, plus the contribution of equity, less provisions for loan losses and administrative expenses. TABLE 6 shows a breakdown of income, net of funding costs, on a reported basis.

For the six months ended December 31, 2002, operating income on a reported basis was $807 million, compared to $995 million for the same period in FY 2002. The majority of this change was due to the following:

o A $132 million increase in loan loss provision due primarily to a net deterioration in the credit quality of the accrual portfolio. Although there was a net deterioration in the accrual portfolio during the first six months of FY 2002, the increase in the accumulated provision for loan losses was partially offset by a release of provision in the nonaccrual portfolio as loans to the Republic of Congo were restored to accrual status.

o An $85 million increase in net non-interest expenses primarily due to a $95 million increase in administrative expenses, net of pension income, offset by a $10 million increase in other income. During the first six months of FY 2003, pension expense increased due to changes in the underlying actuarial assumptions related to the calculation of pension expense, and a decrease in the value of the pension assets during FY 2002. In addition, there was an overall increase in administrative expenses, including contributions to special programs. During the first six months of FY 2002, overall administrative expenses were lower than for the same period in the current fiscal year due, in part, to a slowdown in operational activities immediately following September 11, 2001.

o A $31 million decrease in investment income, net of funding costs due to changes in U.S. dollar short-term interest rates. Since investments are marked to market and borrowings are not, there is a timing lag in income/ expense recognition between investments and the borrowings funding these investments. The decrease in interest rates at June 30, 2002, resulted in a lower net margin for the six months ended December 31, 2002, than for the same period in the previous year.

o A $55 million increase in other loan income due primarily to payments received on the arrears clearance of the Democratic Republic of Congo and Syrian Arab Republic in July 2002. (See Notes to Financial Statements-- Note B).

FAS 133 ADJUSTMENTS

As discussed earlier, IBRD has marked all derivative instruments, as defined by FAS 133, to market. IBRD generally uses derivatives to modify fixed U.S. dollar and non-U.S. dollar borrowings to variable U.S. dollar borrowings. IBRD borrows in currencies that are not needed for lending, to take advantage of arbitrage opportunities, and then immediately swaps the borrowings into the required currencies. During the first six months of FY 2003, the effects of applying FAS 133 were $3,040 million compared to $853 million for the same period in FY 2002. This increase in the effects of applying FAS 133 was due primarily to a significant decline in interest rates for certain currencies in the first six months of FY 2003, as compared to the same period in FY 2002.


TABLE 6: NET INCOME - REPORTED BASIS
----------------------------------------------------------------------------------------------------------
In millions of U.S. dollars

                                                                FY 2002           FY 2003
                                                              Year to Date     Year to Date
                                                             --------------   ---------------

Loan Interest Income, Net of Funding Costs
   Debt Funded                                                    519               419
   Equity Funded                                                  763               858
                                                             --------------   ---------------
      Total Loan Interest Income, Net of Funding Costs          1,282             1,277
Other Loan Income                                                  89                34
Loan Loss Provision                                              (186)              (54)
Investment Income, Net of Funding Costs                            18                49
Net Non-interest Expenses                                        (396)             (311)
                                                             --------------   ---------------
Operating Income                                                  807               995
Effects of Applying FAS 133                                     3,040               853
                                                             --------------   ---------------
Net Income                                                      3,847             1,848
                                                             ==============   ===============
----------------------------------------------------------------------------------------------------------


BALANCE SHEET

EXPRESSED IN MILLIONS OF U.S. DOLLARS
                                                                                     December 31, 2002      June 30, 2002
                                                                                       (Unaudited)
                                                                                    -------------------    ------------------

Assets
   Due from banks                                                                         1,946                 1,083
   Investments--Trading                                                                  26,089                24,256
   Securities purchased under resale agreements                                             123                 1,820
   Nonnegotiable, noninterest-bearing demand obligations on account of
      subscribed capital                                                                  1,641                 1,632
   Receivable from currency and interest rate swaps
      Investments                                                                         8,949                 9,932
      Borrowings (including $5,960 million due to FAS 133--December 31,
         2002; $2,821 million--June 30, 2002)                                            71,015                66,052
      Other Asset/Liability (including $1 million due to FAS 133--December 31,
         2002; $1 million--June 30, 2002)                                                   727                   727
   Loans outstanding--Note B
      Total loans                                                                       154,059               157,942
      Less undisbursed balance                                                           33,252                36,353
                                                                                    -------------------    ------------------
         Loans outstanding                                                              120,807               121,589
      Less:
         Accumulated provision for loan losses                                            4,305                 4,078
         Deferred loan income                                                             1,499                 1,436
                                                                                    -------------------    ------------------
         Net loans outstanding                                                          115,003               116,075
   Other assets                                                                           5,668                 6,168
                                                                                    -------------------    ------------------
   Total assets                                                                         231,161               227,745
Liabilities
   Borrowings
      Short-term                                                                          3,255                 4,918
      Medium- and long-term (including $(210) million due to FAS 133--
      December 31, 2002; $354 million--June 30, 2002)                                   106,551               105,345
   Payable for currency and interest rate swaps
      Investments                                                                         9,899                10,819
      Borrowings (including $1,897 million due to FAS 133--December
         31, 2002; $1,254 million--June 30, 2002)                                        68,701                66,994
      Other Asset/Liability (including $(1) million due to FAS 133--December
         31, 2002; $(1) million--June 30, 2002)                                             772                   758
   Payable for Board of Governors-approved transfers--Note C                              1,443                 1,437
   Other liabilities                                                                      4,675                 5,161
                                                                                    -------------------    ------------------
      Total liabilities                                                                 195,296               195,432
                                                                                    -------------------    ------------------
Equity
   Capital stock--Authorized (1,581,724 shares--December 31, 2002 and June
      30, 2002)
   Subscribed (1,571,412 shares--December 31, 2002; 1,570,895 shares June
      30, 2002)                                                                         189,567               189,505
   Less uncalled portion of subscriptions                                               178,089               178,029
                                                                                    -------------------    ------------------
                                                                                         11,478                11,476
Amounts to maintain value of currency holdings of paid-in capital stock                    (525)                 (641)
Retained earnings (see Statement of Changes in Retained Earnings; Note C)                25,534                22,227
Accumulated other comprehensive loss--Note E                                               (622)                 (749)
                                                                                    -------------------    ------------------
   Total equity                                                                          35,865                32,313
                                                                                    -------------------    ------------------
Total liabilities and equity                                                            231,161               227,745
                                                                                    ===================    ==================

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


STATEMENT OF INCOME

EXPRESSED IN MILLIONS OF U.S. DOLLARS

                                                Three Months Ended               Six Months Ended
                                                    December 31                    December 31
                                                    (Unaudited)                    (Unaudited)
                                            --------------------------       -----------------------


                                               2002            2001            2002           2001
                                            ---------        ---------       ---------      --------

Income
   Loans--Note B                              1,479           1,760           3,092          3,652
   Investments--Trading                         115             188             227            464
   Staff Retirement Plan--Note D                 --              21              --             42
   Other                                         57              48              95             85
                                            ---------        ---------       ---------      --------
      Total income                            1,651           2,017           3,414          4,243
                                            ---------        ---------       ---------      --------
Expenses
   Borrowings                                   922           1,315           1,930          2,755
   Administrative--Note D                       224             194             419            380
   Contributions to special programs             25              26              68             54
   Provision for loan losses--Note B            (63)             71             186             54
   Other                                          1               3               4              5
                                            ---------        ---------       ---------      --------
      Total expenses                          1,109           1,609           2,607          3,248
                                            ---------        ---------       ---------      --------
Operating Income                                542             408             807            995
Effects of applying FAS 133                      55            (179)          3,040            853
                                            ---------        ---------       ---------      --------
Net Income                                      597             229           3,847          1,848
                                            =========        =========       =========      ========


STATEMENT OF COMPREHENSIVE INCOME

EXPRESSED IN MILLIONS OF U.S. DOLLARS

                                                       Three Months Ended               Six Months Ended
                                                          December 31                      December 31
                                                          (Unaudited)                     (Unaudited)

                                                      2002            2001           2002             2001
                                                    --------        --------       --------         -------


Net income                                            597             229           3,847           1,848
Other comprehensive income--Note E
   Reclassification of FAS 133 transition
      adjustment to net income                        (33)            (40)            (70)            (85)

   Currency translation adjustments                   232            (302)            197            (108)
                                                    --------        --------       --------         -------
   Total other comprehensive income (loss)            199            (342)            127            (193)
                                                    --------        --------       --------         -------
Comprehensive income (loss)                           796            (113)          3,974           1,655
                                                    ========        ========       ========         =======



STATEMENT OF CHANGES IN RETAINED EARNINGS

EXPRESSED IN MILLIONS OF U.S. DOLLARS

                                                                                            Six Months Ended
                                                                                               December 31
                                                                                               (Unaudited)
                                                                                         ------------------------
                                                                                           2002             2001
                                                                                         --------          --------

Retained earnings at beginning of the fiscal year                                          22,227            19,851
   Board of Governors-approved transfers--Note C                                             (540)             (402)
   Net income for the period                                                                3,847             1,848
                                                                                          --------          --------
Retained earnings at end of the period                                                     25,534            21,297
                                                                                          ========          ========


                                                                                                Six Months Ended
                                                                                                   December 31
                                                                                                   (Unaudited)
                                                                                           ------------------------------
                                                                                              2002              2001
                                                                                           ---------          ----------

Cash flows from lending activities
   Loans
      Disbursements                                                                          (6,227)          (6,950)
      Principal repayments and prepayments                                                    7,837            5,254
      Loan origination fees received                                                              7                7
                                                                                           ---------          ----------
         Net cash provided by (used in) lending activities                                    1,617           (1,689)
                                                                                           ---------          ----------
Cash flows used for payments for Board of Governors-approved transfers                         (550)            (116)
Cash flows from financing activities
   Medium- and long-term borrowings
      New issues                                                                              8,322           12,160
      Retirements                                                                            (8,235)          (9,091)
   Net short-term borrowings                                                                 (1,681)          (1,678)
   Net currency and interest rate swaps--borrowings                                             201             (185)
   Net capital stock transactions                                                                28               45
                                                                                           ---------          ----------
         Net cash (used in) provided by financing activities                                 (1,365)           1,251
                                                                                           ---------          ----------

Cash flows from operating activities
   Net income                                                                                 3,847            1,848
   Adjustments to reconcile net income to net cash provided by operating activities
      Effects of applying FAS 133                                                            (3,040)            (853)
      Depreciation and amortization                                                             234             (124)
      Income from Staff Retirement Plan                                                          --              (42)
      Provision for loan losses                                                                 186               54
      Net changes in other assets and liabilities                                              (144)            (384)
                                                                                           ---------          ----------
         Net cash provided by operating activities                                            1,083              499
                                                                                           ---------          ----------
Effect of exchange rate changes on unrestricted cash and liquid investments                      57                5
                                                                                           ---------          ----------
Net increase (decrease) in unrestricted cash and liquid investments                             842              (50)
Unrestricted cash and liquid investments at beginning of the fiscal year                     25,056           24,407
                                                                                           ---------          ----------
Unrestricted cash and liquid investments at end of the period                                25,898           24,357
                                                                                           =========          ==========
Composed of
   Investments--Trading                                                                      26,089           23,522
   Other                                                                                       (191)             835
                                                                                           ---------          ----------
                                                                                             25,898           24,357
                                                                                           =========          ==========
Supplemental disclosure
   Increase (decrease) in ending balances resulting from exchange rate fluctuations
      Loans outstanding                                                                         762             (176)
      Borrowings                                                                              1,481             (624)
      Currency and interest rate swaps--Borrowings                                             (961)             515
   Capitalized loan front-end fees included in loans outstanding                                 66               69

NOTES TO FINANCIAL STATEMENTS

FINANCIAL INFORMATION

The unaudited condensed financial statements should be read in conjunction with the June 30, 2002 financial statements and the notes included therein. In the opinion of management, the condensed interim financial statements reflect all adjustments necessary for a fair presentation of the International Bank for Reconstruction and Development's (IBRD) financial position and results of operations in accordance with generally accepted accounting principles in the United States of America and International Financial Reporting Standards. The results of operations for the first six months of the current fiscal year are not necessarily indicative of results that may be expected for the full year. Certain reclassifications of the prior period's information have been made to conform to the current period's presentation.

On July 23, 2002, Timor-Leste (formerly East Timor) became a member of IBRD. On that date, Timor-Leste subscribed for 517 shares with a par value of $62.4 million, of which $1.9 million was paid in and $60.5 million was subject to call.

During the second quarter of fiscal year 2003, IBRD adopted FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others". This is an interpretation of FASB Statements No. 5, "Accounting for Contingencies", No. 57, "Related Party Disclosures", and No. 107, "Disclosure about Fair Value of Financial Instruments", and a rescission of FASB Interpretation No. 34, "Disclosure of Indirect Guarantees of Indebtedness of Others". This interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. IBRD, as required by the interpretation, has enhanced its disclosures accordingly. In addition, IBRD is in the process of evaluating the potential impact of the initial recognition and measurement provisions of this interpretation, which are required to be applied on a prospective basis, to guarantees issued or modified after December 31, 2002.

LOANS AND GUARANTEES

WAIVERS OF LOAN INTEREST AND COMMITMENT CHARGES

For fiscal year 2003, IBRD continues to offer waivers of a portion of interest owed by all eligible borrowers. For the three and six months ended December 31, 2002, the effect of this waiver was to reduce Net Income by $23 million and $45 million, respectively, compared with $25 million and $62 million for the respective fiscal year 2002 periods. In addition, IBRD continues to offer a commitment charge waiver on all eligible undisbursed balances on loans to all borrowers. For the three and six months ended December 31, 2002, the effect of this waiver was to reduce Net Income by $35 million and $75 million, respectively, compared with $40 million and $79 million for the respective fiscal year 2002 periods.

OVERDUE AMOUNTS

At December 31, 2002, no loans payable to IBRD, other than those referred to in the following paragraph, were overdue by more than three months.

At December 31, 2002, loans made to or guaranteed by certain member countries with an aggregate principal balance outstanding of $2,765 million ($2,755 million--June 30, 2002), of which principal of $284 million ($336 million-- June 30, 2002) was overdue, were in nonaccrual status. At such date, overdue interest and other charges in respect of these loans totaled $282 million ($313 million--June 30, 2002). If these loans had not been in nonaccrual status, income from loans for the three and six months ended December 31, 2002 would have been higher by $7 million and $12 million, respectively, compared with $13 million and $24 million for the respective fiscal year 2002 periods. During the three and six months ended December 31, 2002, IBRD included in income interest payments, received from countries with loans in nonaccrual status, of $28 million and $58 million, respectively, compared with $33 million and $67 million for the respective fiscal year 2002 periods.


A summary of countries with loans in nonaccrual status follows:

In millions
-----------------------------------------------------------------------------------------------------------
                                                            December 31, 2002
                                  -------------------------------------------------------------------------
                                     Principal             Principal, interest            Nonaccrual
Borrower                            outstanding            and charges overdue               since
-----------------------------------------------------------------------------------------------------------

With overdues
     Iraq                                          42                    82            December 1990
     Liberia                                      137                   331            June 1987
     Seychelles                                     3                     1            August 2002
     Zimbabwe                                     421                   152            October 2000
                                               ---------             ---------
     Total                                        603                   566
Without overdues
     Yugoslavia, Federal Republic of            2,162                    --            September 1992
                                               ---------             ---------
Total                                           2,765                   566
                                               =========             =========

-----------------------------------------------------------------------------------------------------------

On July 1, 2002, Syria cleared all of its overdue interest and charges with IBRD and the International Development Association (IDA), and all IBRD loans to, or guaranteed by Syria, were restored to accrual status. As a result, income from loans for the six months ended December 31, 2002 increased by $6 million, representing income that would have been accrued in previous fiscal years had these loans not been in nonaccrual status.

On July 3, 2002, the Democratic Republic of Congo cleared all of its overdue service payments to IBRD and IDA, and all IBRD loans to, or guaranteed by, the Democratic Republic of Congo were restored to accrual status. This arrears clearance of $131 million was accomplished using bridge financing provided by an international financial institution. On the same day, IDA disbursed a development credit to the Democratic Republic of Congo in support of economic reform and poverty reduction programs. Part of the proceeds of this development credit was used to repay the bridge financing. The development credit was funded by IDA resources other than transfers from IBRD. As a result of this event, income from loans for the six months ended December 31, 2002 increased by $51 million, representing income that would have been accrued in previous fiscal years had these loans not been in nonaccrual status.

During August 2002, loans made to or guaranteed by Seychelles were placed into nonaccrual status.

During the six months ended December 31, 2001, the Republic of Congo cleared all of its overdue service payments to IBRD and IDA, and all IBRD loans to or guaranteed by the Republic of Congo, were restored to accrual status. As a result, income from loans for the six months ended December 31, 2001 increased by $13 million, representing income that would have been accrued in previous fiscal years had these loans not been in nonaccrual status.

The average recorded investment in nonaccruing loans during the three and six months ended December 31, 2002 was $2,673 million and $2,674 million, respectively, compared with $2,807 million and $2,820 million for the respective fiscal year 2002 periods.

ACCUMULATED PROVISION FOR LOAN LOSSES

Changes to the Accumulated Provision for Loan Losses for the six months ended December 31, 2002 and for the fiscal year ended June 30, 2002 are summarized below:


In millions
-----------------------------------------------------------------------------------------------------------
                                    June 30,      December 31,
                                     2002             2002
                                 -------------  ------------------

Balance, beginning of the
   fiscal year                      4,078          3,959
Provision for loan losses             186            (15)
Translation adjustment                 41            134
                                   --------      ---------
Balance, end of the period          4,305          4,078
                                   ========      =========

-----------------------------------------------------------------------------------------------------------

Of the Accumulated Provision for Loan Losses of $4,305 million ($4,078 million--June 30, 2002), $675 million is attributable to the nonaccruing loan portfolio at December 31, 2002 ($655 million--June 30, 2002), and $26 million is attributable to guarantees ($41 million--June 30, 2002).

GUARANTEES

As part of its financial product offerings to member countries, IBRD provides guarantees of loans undertaken, or securities issued in support of projects located within a member country eligible for IBRD loans, as well as loans undertaken or securities issued by entities eligible for IBRD adjustment lending. These financial guarantees are commitments issued by IBRD to guarantee payment performance by a borrower to a third party.

Guarantees are regarded as outstanding when the underlying financial obligation of the borrower is incurred, and called when a guaranteed party demands payment under the guarantee. IBRD would be required to perform under its guarantees if the payments guaranteed were not made by the debtor, and the guaranteed party called the guarantee by demanding payment from IBRD in accordance with the terms of the guarantee. Most guarantees have maturities ranging between 10 and 15 years, and expire in decreasing amounts through 2012. Guarantees of $1,267 million that were outstanding at December 31, 2002 ($1,584 million-- June 30, 2002), were not included in reported loan balances. The outstanding amounts represent the maximum potential amount of undiscounted future payments that IBRD could be required to make under these guarantees. In the event that a guarantee is called, IBRD has the contractual right to require payment from the member country in whose territory the project is located, on demand, or as IBRD may otherwise direct.

During October 2002, IBRD's guarantee of certain bonds that had been issued by Argentina was called and, in accordance with the terms of the guarantee, IBRD made a payment of $250 million to the holders of such guarantee on October 15, 2002. Pursuant to the terms of the reimbursement agreement between IBRD and Argentina, IBRD directed Argentina to reimburse IBRD for the entire $250 million in four equal semi-annual installments, commencing October 15, 2005, and to pay interest on the outstanding amount at LIBOR plus 400 basis points. The outstanding amount of $250 million is included in Loans Outstanding on the balance sheet at December 31, 2002. No other guarantees provided by IBRD have been called as of December 31, 2002.

FIFTH DIMENSION PROGRAM

Under the Fifth Dimension Program established by IDA in September 1988, a portion of principal repayments to IDA are allocated on an annual basis to provide supplementary IDA development credits to IDA-eligible countries that are no longer able to borrow on IBRD terms, but have outstanding IBRD loans approved prior to September 1988 and have in place an IDA-supported structural adjustment program. At December 31, 2002, IDA had approved development credits of $1,706 million ($1,706 million--June 30, 2002) under this program from its inception, of which $1,691 million ($1,690 million--June 30, 2002) had been disbursed to the eligible countries.

SEGMENT REPORTING

Based on an evaluation of IBRD's operations, management has determined that IBRD has only one reportable segment. For the six months ended December 31, 2002, loans to each of two countries generated in excess of ten percent of loan income. Loan income from these two countries was $404 million and $333 million, respectively.

RETAINED EARNINGS, ALLOCATIONS AND TRANSFERS

Retained Earnings was comprised of the following elements at December 31, 2002 and June 30, 2002:


In millions
-----------------------------------------------------------------------------------------------------------
                                   December 31,               June 30,
                                        2002                    2002
                                 ----------------          --------------

Special Reserve                           293                     293
General Reserve                        19,132                  17,841
Pension Reserve                           963                     870
Surplus                                   100                     100
Cumulative FAS 133 Adjustments          1,199                     345
Unallocated Net Income                  3,847                   2,778
                                 ----------------          --------------
Total                                  25,534                  22,227
                                 ================          ==============
-----------------------------------------------------------------------------------------------------------

On August 8, 2002, the Executive Directors allocated $1,291 million of the net income earned in the fiscal year ended June 30, 2002 to the General Reserve and $93 million to the Pension Reserve, representing the difference between actual funding of the Staff Retirement Plan and its accounting income for the fiscal year 2002. In addition, the Executive Directors allocated $854 million of fiscal year 2002 net income to Cumulative FAS 133 Adjustments.

On September 29, 2002, the Board of Governors approved the following transfers out of fiscal year 2002 unallocated Net Income: $300 million as an immediate transfer to IDA and $240 million as an immediate transfer to the Heavily Indebted Poor Countries Debt Initiative Trust Fund.

NOTE D--ADMINISTRATIVE EXPENSES

During the three and six months ended December 31, 2002, IBRD recorded pension expense of $10 million, and $17 million, respectively. This has been included in Administrative Expenses on the statement of income. During the three and six months ended December 31, 2001, IBRD recorded pension income of $21 million and $42 million, respectively, which was included in income from Staff Retirement Plan on the statement of income. The change from pension income to pension expense is primarily due to the change in the actuarial assumptions underlying the calculation of IBRD's pension expense during fiscal year 2002, as well as the change in the fair value of the Staff Retirement Plan assets.

NOTE E--COMPREHENSIVE INCOME

Comprehensive income comprises the effects of the implementation of FAS 133, currency translation adjustments, and net income. These items are presented in the Statement of Comprehensive Income. The following tables present the changes in Accumulated Other Comprehensive Loss balances for the six months ended December 31, 2002 and December 31, 2001:


In millions
-------------------------------------------------------------------------------------------------------------------------------
                                                   SIX MONTHS ENDED DECEMBER 31, 2002

                                                                                                             TOTAL
                                                             CUMULATIVE                                    ACCUMULATED
                                           CUMULATIVE    EFFECT OF CHANGE IN                                 OTHER
                                         TRANSLATION        ACCOUNTING                                   COMPREHENSIVE
                                           ADJUSTMENT        PRINCIPLE           RECLASSIFICATION            LOSS
                                        --------------  --------------------    -------------------    ------------------

Balance, beginning of the fiscal year         (952)            500                  (297)                    (749)
Changes from period activity                   197              -                    (70)                     127
                                        --------------  --------------------    -------------------    ------------------
Balance, end of the period                    (755)            500                  (367)                    (622)
                                        ==============  ====================    ===================    ==================
-------------------------------------------------------------------------------------------------------------------------------


In millions
-----------------------------------------------------------------------------------------------------------------------------------
                                                                         Six Months Ended December 31, 2001

                                                                                                                  Total
                                                                   Cumulative                                  Accumulated
                                              Cumulative       effect of change in                                Other
                                             Translation           accounting                                 Comprehensive
                                              Adjustment           principle           Reclassification           loss
                                           ---------------   -----------------------  -------------------   -------------------

Balance, beginning of the fiscal year         (1,176)                500                     (169)              (845)
Changes from period activity                    (108)                 -                       (85)              (193)
                                           ---------------   -----------------------  -------------------   -------------------
Balance, end of the period                    (1,284)                500                     (254)            (1,038)
                                           ===============   =======================  ===================   ===================
-----------------------------------------------------------------------------------------------------------------------------------


a. RECLASSIFICATION OF FAS 133 TRANSITION ADJUSTMENT TO NET INCOME.

                    REVIEW REPORT OF INDEPENDENT ACCOUNTANTS



INDEPENDENT ACCOUNTANTS' REVIEW REPORT

President and Board of Governors
    International Bank for Reconstruction and Development

We have reviewed the accompanying condensed balance sheet of the International Bank for Reconstruction and Development (IBRD) as of December 31, 2002, and the related condensed statements of income, comprehensive income, changes in retained earnings, and cash flows for the three-month and six-month periods ended December 31, 2002 and 2001. These financial statements are the responsibility of IBRD's management.

We conducted our review in accordance with standards established by the American Institute of Certified Public Accountants and the International Auditing Practices Committee of the International Federation of Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data and of making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the United States of America or with International Standards on Auditing, the objective of each is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to such condensed financial statements for them to be in conformity with accounting principles generally accepted in the United States of America and with International Financial Reporting Standards.

We have previously audited, in accordance with auditing standards generally accepted in the United States of America and with International Standards on Auditing, the balance sheet, including the summary statement of loans and the statement of subscriptions to capital stock and voting power, of IBRD as of June 30, 2002, and the related statements of income, comprehensive income, changes in retained earnings, and cash flows for the fiscal year then ended (not presented herein); and in our report dated August 8, 2002, we expressed an unqualified opinion on those financial statements. In our opinion, the information set forth in the accompanying condensed balance sheet as of June 30, 2002 is fairly stated, in all material respects, in relation to the balance sheet from which it has been derived.



February 12, 2003
/s/ Deloitte Touche Tohmatsu (International Firm)
Washington, D.C.